May 13, 2025

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549

Re:	ProCap Acquisition Corp
Registration Statement on Form S-1
File No. 333-286876

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of ProCap Acquisition Corp that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:30 p.m. ET on May 15, 2025, or as soon as thereafter practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned wishes to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended.

[signature page follows]

Very truly yours,

BTIG, LLC

By:	/s/ Paul Wood
	Name:	Paul Wood
	Title:	Managing Director, Co-Head of SPAC Investment Banking

[Signature page to Underwriter’s Acceleration Request]